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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[x]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 33-35050

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integrys Energy Group
Employee Stock Ownership Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integrys Energy Group, Inc.
(A Wisconsin Corporation)
200 East Randolph Street
Chicago, IL 60601-6207

______________________________________________________________________________
______________________________________________________________________________

REQUIRED INFORMATION

The following financial statements and schedules of the Integrys Energy Group Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Integrys Energy Group Employee Stock Ownership Plan
Financial Statements as of and for the Years
Ended December 31, 2014 and 2013,
Supplemental Schedules as of and for the Year
Ended December 31, 2014, and
Report of Independent Registered Public Accounting Firm

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-16

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014	18

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2014	19

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Integrys Energy Group, Inc.
Employee Benefits Administrator Committee

We have audited the accompanying statements of net assets available for benefits of the Integrys Energy Group Employee Stock Ownership Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2014, and reportable transactions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Integrys Energy Group Employee Stock Ownership Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Certified Public Accountants

Green Bay, Wisconsin
June 22, 2015

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS:
Investments — at fair value:
Non-participant directed:
Common stock of Integrys Energy Group, Inc.	$288,802,948	$195,210,620
Mutual fund	10,875	-
Participant directed:
Mutual funds	19,422,800	15,027,577
Collective trust funds	10,484,179	9,172,048

Total investments	318,720,802	219,410,245

Receivables:
Employer contributions	1,345,943	1,312,555

Cash	219	99

NET ASSETS AVAILABLE FOR BENEFITS — at fair value	320,066,964	220,722,899

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(75,870)	(41,774)

NET ASSETS AVAILABLE FOR BENEFITS	$319,991,094	$220,681,125

See notes to financial statements.

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

ADDITIONS:
Employer contributions	$17,079,330	$16,349,431

Investment income:
Interest and dividend income	10,233,662	9,625,068
Net appreciation in fair value of investments	87,900,572	10,911,923

Total investment income	115,213,564	20,536,991

DEDUCTIONS:
Distributions to participants	15,518,140	11,536,214
Dividend distributions	385,455	395,973

Total deductions	15,903,595	11,932,187

NET INCREASE	99,309,969	24,954,235

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	220,681,125	195,726,890

End of year	$319,991,094	$220,681,125

See notes to financial statements.

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN
General - The Integrys Energy Group Employee Stock Ownership Plan (the “Plan”) was established effective January 1, 1975, as a defined contribution employee stock ownership plan. The Plan invests principally in Integrys common stock. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.
Plan Sponsor -  Wisconsin Public Service Corporation; a wholly owned subsidiary of Integrys Energy Group, Inc. ( the “Company” or “Integrys”), is the Plan sponsor.
Plan Administration - Overall responsibility for administration of the Plan rests with the Employee Benefits Administrator Committee, which consists of Integrys employees. Wells Fargo Bank N.A. (the “Trustee”) serves as the Plan’s trustee and has custody of all cash and investments of the Plan. Wells Fargo Bank N.A. is also the recordkeeper for the Plan and maintains the individual participant accounts. Costs of administering the Plan are paid by either the Plan or the Company.

Eligibility - Administrative employees of the Company are generally eligible to participate in the Plan except for limited-term (unless limited-term employees work one year and 1,000 hours and/or are participating in one of the Company’s employee savings plans). Limited-term employees are defined under the Plan as employees of the Company or any affiliate who are hired for a limited period of time. Administrative employees who are students and interns are not eligible to participate in this Plan. Certain non-administrative employees (employees covered by a collective bargaining agreement) which have an agreement with the Company are eligible to participate in the Plan. Certain non-administrative employees from Local 420 of the International Union of Operating Engineers AFL-CIO (“Local 420”), Local 18007 of the Gas Workers Union, UWUA, AFL-CIO (“Local 18007”), Local 2285 of the International Brotherhood of Electrical Workers, AFL-CIO (“Local 2285”), International Brotherhood of Electrical Workers Local 510 (“Local 510”), Local 12295 of the United Steelworkers Union (“Local 12295”), Local 31 International Brotherhood of Electrical Workers (“Local 31”), and Local 417 of the Utility Workers of America, AFL-CIO (“Local 417”) also participate in the Plan. Each collective bargaining agreement sets forth which non-administrative employees are eligible to participate in the Plan.

Employer Contributions - Contributions to the Plan on behalf of administrative employees and certain non-administrative employees are made in Integrys common stock and match participant contributions to other plans. The matching contributions have a value equal to a 100% match on the first 5% of eligible pay that each participant defers into the Integrys Energy Group 401(k) Plan for Administrative Employees, the Wisconsin Public Service Corporation Non-Administrative Employees’ Savings Plan (for participants hired or rehired on or after April 19, 2009 for Local 510, December 18, 2009 for Local 420, January 15, 2010 for Local 12295, March 22, 2011 for Local 31, and February 16, 2012 for Local 417), or the Peoples Energy Employee Thrift Plan (for participants hired or rehired on or after May 1, 2008 for Local 18007 and July 1, 2008 for Local 2285). Such contributions totaled $13,868,246 and $13,298,021 for 2014 and 2013, respectively.
Pursuant to a union contract with Local 420, the Company contributes to the Plan on behalf of eligible employees who are members of Local 420, 2% of a participant’s gross pay.  Also, an additional percentage (as described in the collective bargaining agreement based on the participant’s date of hire/rehire) of a participant’s base pay is contributed to the Plan.  Contributions pursuant to this collective bargaining agreement with Local 420 employees totaled $3,211,084 and $3,051,410 for 2014 and 2013, respectively.
Vesting - Participants are immediately vested in their accounts.
Payment of Benefits - Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their account balance. Non-administrative participants may withdraw from their account shares that have been held at least 84 months. Administrative participants may withdraw from their account shares that were received prior to January 1, 2001, and held for at least 84 months. For administrative employees, shares received after January 1, 2001, may be withdrawn only upon termination or retirement. Diversification withdrawals are also allowed for those over age 55 and who have participated in the Plan for over ten years.
Former employees may elect to receive lump sum distributions quarterly as described in the Plan document, or may defer distribution until the year they attain age 69. Participants who die, become disabled, retire, or otherwise terminate employment with the Company are entitled to elect a distribution as early as the next withdrawal opportunity. To the extent provided for by a qualified domestic relations order, and as determined by the administrator, a lump-sum payment may be made to an alternate payee under such order at the next withdrawal opportunity. Fractional shares and balances diversified into mutual funds or the collective trust funds are paid in cash. Amounts held in Integrys common stock are issued in full share certificates.
Dividend Distributions - Each eligible participant may elect, for dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant’s account. Dividends that are reinvested in the participant’s account are used to purchase additional shares of Integrys stock at the closing market price on the payment date of the dividend.

Participant Accounts - Individual accounts are maintained for each of the Plan’s participants to reflect the employer contributions, as well as the participant’s share of the Plan’s income and any related administrative expenses. Allocations of interest/expense are based on the proportion that each participant’s account balance bears to the total of all participant account balances.
Investment Options - Contributions to the Plan are nonparticipant directed into Integrys common stock. Participants have the option to diversify into mutual funds and collective trust funds within the Plan on a quarterly basis. Diversification transactions occur within a certain time period each quarter. The mutual funds and collective trust funds are managed by Wells Fargo, Fidelity, Invesco, Loomis Sayles, Vanguard, Hartford, Dodge & Cox, American Funds, and the Northern Trust Company.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.
Plan Amendment - The Plan was amended to remove the Upper Peninsula Power Company (UPPCO) as a participating employer or participating affiliate with respect to periods on or after the sale of UPPCO. The sale of UPPCO was completed on August 28, 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. See Note 5 for discussion of fair value measurements. Investments in Integrys common stock are stated at fair market value based on the closing price reported by the New York Stock Exchange at year end. Mutual fund investments are valued as determined by the Trustee by reference to published market data. The collective trust funds are stated at fair value as determined by the issuer of the collective trust based on the fair market value of the underlying investments. The underlying investments in the Wells Fargo Stable Return Fund N35 are stated at fair value and are then adjusted by the issuer to contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Wells Fargo Stable Return Fund N35 at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
The Northern Trust Company collective trust funds invest primarily in traded securities and have a variety of investment strategies including equity funds, fixed income funds and balanced funds.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in mutual funds and collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Contributions Receivable - The Plan records employer contributions receivable when earned by the participants.
Administrative Expenses - All administrative expenses of maintaining the Plan are paid by the Company and/or its affiliates.
Risks and Uncertainties - The Plan utilizes various investment instruments, but is primarily invested in shares of Integrys common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Benefits totaling $12,763,591 and $1,656,945 were due to participants who have withdrawn but not received payment as of December 31, 2014 and 2013, respectively.
Subsequent Events  - Plan management has evaluated events and transactions for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued.

3.	INVESTMENTS
The Trustee holds the Plan’s investments and executes transactions therein. The Plan is primarily invested in shares of Integrys common stock. This is the only investment that represents 5% or more of the Plan’s net assets. The values of shares held at December 31, 2014 and 2013, are as follows:

	2014	2013
Common stock of Integrys Energy Group, Inc.,
3,709,736 shares at $77.85 per share and
3,587,771 shares at $54.41 per share, respectively	$288,802,948	$195,210,620
The investment in Integrys common stock is nonparticipant directed.
During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013

Common stock of Integrys Energy Group, Inc.	$86,404,024	$7,670,006
Mutual funds	978,723	2,440,281
Collective trust funds	517,825	801,636

Total	$87,900,572	$10,911,923

4.	NONPARTICIPANT DIRECTED INVESTMENTS
The Plan includes participant directed and nonparticipant directed investments. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	2014	2013

Net assets:
Common stock of Integrys Energy Group, Inc.	$288,802,948	$195,210,620
Mutual fund	10,875	-
Employer contribution receivable	1,345,943	1,312,555

Total	$290,159,766	$196,523,175

	2014	2013

Changes in net assets:
Employer contributions	$17,079,330	$16,349,431
Interest and dividend income	9,925,619	9,414,713
Net appreciation in fair value of
investments	86,404,024	7,670,006
Distributions to participants	(11,606,888)	(8,885,009)
Dividend distributions	(385,455)	(395,973)
Transfers to participant directed investments	(7,780,039)	(6,512,719)

Total	$93,636,591	$17,640,449

5.	FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).
The three levels of the fair value hierarchy under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Stable Return Fund: The stable return fund is valued at the NAV of units of a bank collective trust fund by the trustee. Since the participants transact at contract value, fair value is determined annually for the financial statement reporting purposes only.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013.

	Fair Value Measurements
	at December 31, 2014
	Level 1	Level 2	Level 3	Total

Integrys Energy Group, Inc. common stock	$288,802,948	$ -	$ -	$288,802,948

Mutual funds:
Equity	10,654,598	-	-	10,654,598
Balanced	7,637,634	-	-	7,637,634
Fixed income	1,141,443	-	-	1,141,443
Total mutual funds	19,433,675	-	-	19,433,675

Collective trust funds:
Equity	-	4,308,023	-	4,308,023
Balanced	-	266,714	-	266,714
Fixed income	-	414,266	-	414,266
Stable return fund	-	5,495,176	-	5,495,176
Total collective trust funds	-	10,484,179	-	10,484,179

	$308,236,623	$10,484,179	$ -	$318,720,802

	Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Integrys Energy Group, Inc. common stock	$195,210,620	$ -	$ -	$195,210,620

Mutual funds:
Equity	8,275,814	-	-	8,275,814
Balanced	5,732,925	-	-	5,732,925
Fixed income	1,018,838	-	-	1,018,838
Total mutual funds	15,027,577	-	-	15,027,577

Collective trust funds:
Equity	-	3,292,353	-	3,292,353
Balanced	-	294,735	-	294,735
Fixed income	-	321,356	-	321,356
Stable return fund	-	5,263,604	-	5,263,604
Total collective trust funds	-	9,172,048	-	9,172,048

	$210,238,197	$9,172,048	$ -	$219,410,245

The following tables summarize the investments measured at fair value based on the NAV per share as of December 31, 2014 and 2013, respectively.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2014
				Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period

Collective trust funds	$10,484,179	-	Immediate	(a)

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2013
				Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period

Collective trust funds	$9,172,048	-	Immediate	(a)

(a)
This category has a variety of investment strategies which includes both U.S. and international equity securities and fixed income securities. The fair values of the investments in this category have been estimated using the NAV per share of the investments. There are no redemption notice restrictions for the assets managed by The Northern Trust Company. The Wells Fargo Stable Return Fund has a one year redemption period at the plan level. The valuation date is the close of business on the last business day of the month and the distribution is made the 1st day after the valuation date or as soon as possible.

6.	STABLE RETURN FUND
The stable return fund (the “Fund”) is a collective trust fund sponsored by Wells Fargo. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator believes that the occurrence of any events that would limit the Plan’s ability to transact at contract value with participants are not probable of occurring.

7.	TAX STATUS
The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 25, 2013, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code (“the Code”). The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

8.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of a money market fund and a collective trust fund managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Integrys provides certain administrative and accounting services to the Plan at no cost.
In addition, certain investments are shares of common stock of Integrys and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 3,709,736 and 3,587,771 shares, respectively, of common stock of

Integrys, parent company of the sponsoring employer, with a cost basis of $170,240,484 and $156,957,104, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income of $9,925,619 and $9,414,713, respectively, from investments in common stock of Integrys.

10. INTEGRYS ENERGY GROUP, INC. PROPOSED MERGER

In June 2014, Integrys entered into an Agreement and Plan of Merger (Agreement) with Wisconsin Energy Corporation (Wisconsin Energy). Upon completion of the transaction, anticipated in the summer of 2015, the combined entity will be named WEC Energy Group, Inc.
Upon the close of the transaction, current Integrys stock held in the Plan will be treated like stock held by any other Integrys shareholder. Shortly after the close of the merger, the Plan will receive the same transaction consideration (1.128 Wisconsin Energy common stock plus $18.58 cash per share for each share of Integrys stock) as is received by all other Integrys shareholders. It has been decided that the $18.58 cash per share will be used to purchase additional stock. Before the close of the transaction, a Wisconsin Energy stock investment option will be established in the Plan.
It is planned that the specific company match on 401(k) contributions made to the Plan, as well as other company contributions made to the Plan, will be made into employees’ 401(k) accounts by January, 2016. It is Wisconsin Energy’s intention to terminate the Integrys ESOP approximately one year after the acquisition of Integrys. Participants’ assets in their Plan account will transfer to their 401(k) accounts.
Other effects the merger will have on the Plan have not been determined.

11.	RECONCILIATION TO FORM 5500
As of December 31, 2014 and 2013, the Plan reported $(75,870) and $(41,774), respectively, of adjustments from fair value to contract value for a fully benefit-responsive investment contract.

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013, and for the year ended December 31, 2014 is as follows:

	2014	2013
Statements of net assets available for benefits:
Net assets available for benefits per financial statements	$319,991,094	$220,681,125
Adjustment from contract value to fair value for fully benefit-responsive investment contract	75,870	41,774
Net assets available for benefits per Form 5500 - at fair value	$320,066,964	$220,722,899

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$99,309,969
Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	34,096

Net income per Form 5500	$99,344,065

Additionally, differences between these financial statements and the information combined in Schedule H, Parts I and II of Form 5500 were identified and are due to different classifications among various detail accounts. Except for the differences identified above, these balances are in agreement in total.

******

SUPPLEMENTAL SCHEDULES

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
EIN/PN:39-0715160/003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Shares or par value	Cost	Current
				Value

	Nonparticipant directed:
*	Integrys Energy Group, Inc. common stock	3,709,736	$170,240,484	$288,802,948

	Mutual Fund:
*	Wells Fargo Advantage Cash Investment Money Market Fund	10,875	10,875	10,875

		Total nonparticipant directed	$170,251,359	$288,813,823

	Participant directed:
	Mutual Funds:
	American Funds Growth Fund of America	26,718		1,139,000
	Dodge & Cox Stock Fund	14,873		2,691,201
	Fidelity Balanced Fund	95,539		2,175,432
	Hartford Small Company HLS IA Fund	39,830		929,245
	Invesco International Growth Fund	43,360		1,417,428
	Loomis Sayles Small Cap Value Fund	36,995		1,275,217
	Northern International Equity Index Fund	79,260		886,128
	Vanguard Total Stock Market Index Fund	44,891		2,316,379
	Vanguard Total Bond Market Index Fund	104,008		1,130,568
	Vanguard Target Retirement Fund	35,003		451,894
	Vanguard Target Retirement 2015 Fund	68,021		1,040,043
	Vanguard Target Retirement 2025 Fund	117,834		1,947,793
	Vanguard Target Retirement 2035 Fund	73,841		1,317,323
	Vanguard Target Retirement 2045 Fund	37,810		705,149
	Total mutual funds			19,422,800

	Collective Trust Funds:
	Northern Trust Company Balanced Fund	1,098		266,714
	Northern Trust Company Bond Fund	2,274		414,266
	Northern Trust Company Mid Cap Equity Fund	4,161		1,411,329
	Northern Trust Company S&P 500 Equity Fund	1,607		400,944
	Northern Trust Company S&P 500 Growth Fund	3,890		968,460
	Northern Trust Company S&P 500 Value Fund	3,540		881,784
	Northern Trust Company Small Cap Equity Fund	1,919		645,506
*	Wells Fargo Stable Return Fund N35	111,562		5,495,176
	Total collective trust funds			10,484,179

		Total participant directed		29,906,979

	TOTAL INVESTMENTS			$318,720,802
* Indicates a party-in-interest

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4J — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
EIN/PN:39-0715160/003

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Expense		Current Value
					Incurred		of Asset
Identity of Party		Purchase	Selling	Lease	With	Cost of	on Transaction	Net Gain
Involved	Description of Asset	Price	Price	Rental	Transaction	Asset	Date	or (Loss)

SINGLE IN SAME SECURITY
None.

SERIES IN SAME SECURITY
Integrys Energy Group, Inc.*	Common stock	$9,729,571			$2,999		$9,729,571
Integrys Energy Group, Inc.*	Common stock		$7,980,319		$2,671	$5,578,416	$7,980,319	$2,401,903

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Integrys Energy Group Employee Stock Ownership Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this 22nd day of June 2015.

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN ADMINISTRATOR

/s/ Charles A. Cloninger
Charles A. Cloninger
Member Plan Administrator Committee

/s/ William J. Guc
William J. Guc
Member Plan Administrator Committee

/s/ Linda M. Kallas
Linda M. Kallas
Member Plan Administrator Committee

/s/ William D. Laakso
William D. Laakso
Member Plan Administrator Committee

/s/ Daniel J. Verbanac
Daniel J. Verbanac
Member Plan Administrator Committee

EXHIBIT INDEX

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN

FORM I I –K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form I I-K

23.1	Consent of Schenck SC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Integrys Energy Group Employee Stock Ownership Plan
Green Bay, Wisconsin

We consent to the incorporation by reference in the Registration Statement Nos. 333-186988 and 333-183172 on Form S-3, 333-136911 on Form S-4, and 333-195989, 333-168540, 333-150312, 333-150311, 333-71990, 333-71992 and 333-127889 on Form S-8 of Integrys Energy Group, and Registration Statement Nos. 333-199909 and 333-182491 on Form S-3 and 333-127889-01 and 333-71990-01 on Form S-8 of Wisconsin Public Service Corporation of our report dated June 22, 2015, relating to the financial statements and supplemental schedules of Integrys Energy Group Employee Stock Ownership Plan, included in this Annual Report on Form 11-K of the Integrys Energy Group Employee Stock Ownership Plan for the year ended December 31, 2014.

/s/ Schenck SC

Certified Public Accountants

Green Bay, Wisconsin
June 22, 2015